# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProFrac Holding Corp., CIK 0001881487
CUSIP: 74319N100
Title of class of securities: Class A Common Stock, $0.01 par value
Address of issuer's principal executive offices: 333 Shops Boulevard, Suite 301, Willow Park, Texas (TX), 76087
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001193125-22-161268
Filed by CIK 0001641792
Persons authorized to receive notices and communications: Dan Wilks, 17018 IH 20, Cisco, Texas (TX), 76437, (817) 850-3600; Farris Wilks, 17018 IH 20, Cisco, Texas (TX), 76437, (817) 850-3600

## Reporting persons
- Matthew D. Wilks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,517,676; shared voting power 0; sole dispositive power 1,517,676; shared dispositive power 0; aggregate amount beneficially owned 1,517,676 (0.9% of the class)
  Comment: (1) Matthew D. Wilks is the Vice President of Investments of THRC Holdings, LP, a Texas limited partnership (THRC Holdings) and Executive Chairman of the Issuer.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- Dan Wilks (CIK 0001641792): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 79,240,293; shared voting power 0; sole dispositive power 79,240,293; shared dispositive power 0; aggregate amount beneficially owned 79,240,293 (49.5% of the class)
  Comment: (1) THRC Holdings owns (i) 77,477,816 shares of Class A Common Stock of Issuer and (ii) warrants to purchase 42,744 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management LLC, a Texas limited liability company. Dan Wilks is the sole member of THRC Management LLC. Heavenly Father's Foundation, a 501(c)(3) private foundation (the Foundation) owns 1,719,733 shares of Class A Common Stock of Issuer. Dan Wilks and his wife Staci Wilks are the Trustees of the Foundation.
  (2) This calculation is based on (i) 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024 and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.
- THRC Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 77,520,560; shared voting power 0; sole dispositive power 77,520,560; shared dispositive power 0; aggregate amount beneficially owned 77,520,560 (48.4% of the class)
  Comment: (1) THRC Holdings owns (i) 77,477,816 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. The general partner of THRC Holdings is THRC Management LLC, a Texas limited liability company. Dan Wilks is the sole member of THRC Management LLC.
  (2) This calculation is based on (i) 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024 and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.
- THRC Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 77,520,560; shared voting power 0; sole dispositive power 77,520,560; shared dispositive power 0; aggregate amount beneficially owned 77,520,560 (48.4% of the class)
  Comment: (1) THRC Holdings owns (i) 77,477,816 shares of Class A Common Stock and (ii) warrants to purchase 42,744 shares of Class A Common Stock. THRC Management is the general partner of THRC Holdings. Dan Wilks is the sole member of THRC Management.
  (2) This calculation is based on (i) 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024 and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.
- Farris Wilks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 59,397,820; shared voting power 977,778; sole dispositive power 0; shared dispositive power 60,375,598; aggregate amount beneficially owned 60,375,598 (37.7% of the class)
  Comment: (1) FARJO Holdings, LP, a Texas limited partnership (FARJO Holdings), owns 977,778 shares of Class A Common Stock, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the Farris Trust), owns 58,571,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal) and Farris Wilks owns 826,376 shares of Class A Common Stock. FARJO Management, LLC, a Texas limited liability company (FARJO Management), is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris Wilks and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- Jo Ann Wilks: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 977,778; sole dispositive power 0; shared dispositive power 59,549,222; aggregate amount beneficially owned 59,549,222 (37% of the class)
  Comment: (1) FARJO Holdings owns 977,778 shares of Class A Common Stock and the Farris Trust owns 58,571,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management. Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- Farris and Jo Ann Wilks 2022 Family Trust: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 58,571,444; shared voting power 0; sole dispositive power 58,571,444; shared dispositive power 0; aggregate amount beneficially owned 58,571,444 (36.4% of the class)
  Comment: (1) The Farris Trust owns 58,571,444 shares of Class A Common Stock (the number of shares owned by the Farris Trust is subject to change based on an appraisal). Farris and Jo Ann Wilks each serve as a trustee of the Farris Trust and, in such capacity, share dispositive power over the shares of Class A Common Stock owned by the Farris Trust. Farris Wilks has sole voting power over the shares of Class A Common Stock owned by the Farris Trust.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- FARJO Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 977,778; shared voting power 0; sole dispositive power 977,778; shared dispositive power 0; aggregate amount beneficially owned 977,778 (0.6% of the class)
  Comment: (1) FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- FARJO Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 977,778; shared voting power 0; sole dispositive power 977,778; shared dispositive power 0; aggregate amount beneficially owned 977,778 (0.6% of the class)
  Comment: (1) FARJO Holdings owns 977,778 shares of Class A Common Stock. FARJO Management is the general partner of FARJO Holdings. Farris Wilks and Jo Ann Wilks are the members of FARJO Management.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.
- Heavenly Father's Foundation: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 1,719,733; shared voting power 0; sole dispositive power 1,719,733; shared dispositive power 0; aggregate amount beneficially owned 1,719,733 (1.1% of the class)
  Comment: (1) The Foundation owns 1,719,733 shares of Class A Common Stock. Dan Wilks and his wife Staci Wilks are trustees of the Foundation.
  (2) This calculation is based on 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value
Name of issuer: ProFrac Holding Corp.
Address of issuer's principal executive offices: 333 Shops Boulevard, Suite 301, Willow Park, Texas (TX), 76087
Comment:
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed by THRC Holdings, LP, a Texas limited partnership ("THRC Holdings"), THRC Management, LLC, a Texas limited liability company ("THRC Management"), FARJO Holdings, LP, a Texas limited partnership ("FARJO Holdings"), FARJO Management, LLC, a Texas limited liability company ("FARJO Management"), Dan Wilks, the Farris and Jo Ann Wilks 2022 Family Trust, a Texas irrevocable trust (the "Farris Trust"), Heavenly Father's Foundation, a 501(c)(3) private foundation (the "Foundation"), Farris Wilks, Jo Ann Wilks and Matthew D. Wilks (collectively, the "Reporting Persons") and relates to an aggregate of 141,133,567 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of ProFrac Holding Corp., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 333 Shops Boulevard, Suite 301, Willow Park, TX 76087.

Comment to Item #1: This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 27, 2022, as amended by Amendment No. 1 thereto filed with the SEC on July 7, 2022, Amendment No. 2 thereto filed with the SEC on November 28, 2022, Amendment No. 3 thereto filed with the SEC on January 30, 2023, Amendment No. 4 thereto filed with the SEC on April 26, 2023, Amendment No. 5 thereto filed with the SEC on June 5, 2023, Amendment No. 6 thereto filed with the SEC on May 30, 2024, and Amendment No. 7 thereto filed with the SEC on September 30, 2024 (collectively, the "Schedule 13D") by the Reporting Persons relating to shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), of ProFrac Holding Corp. (the "Issuer").

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Matthew D. Wilks, Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, the Farris Trust, and the Foundation.
Residence or business address: The business address of Matthew D. Wilks, Dan Wilks, THRC Holdings, THRC Management, FARJO Holdings, FARJO Management, the Farris Trust, Farris Wilks, and Jo Ann Wilks is 17018 IH 20, Cisco, TX 76437. The business address of the Foundation is 949 Hwy 206, Cisco, TX 76437.
Present principal occupation or employment: The principal occupation of each of Dan Wilks, Farris Wilks and Jo Ann Wilks, Matthew D. Wilks is self-employed investor. Matthew D. Wilks also serves as the Executive Chairman of the Issuer. THRC Holdings and FARJO Holdings are limited partnerships. THRC Management is a member-managed limited liability company. FARJO Management is a manager-managed limited liability company. The Farris Trust is an irrevocable trust. The Foundation is a 501(c)(3) private foundation.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Matthew D. Wilks, Dan Wilks, Farris Wilks and Jo Ann Wilks is a citizen of the United States of America. THRC Holdings and FARJO Holdings are limited partnerships organized under the laws of the State of Texas. THRC Management and FARJO Management are limited liability companies organized under the laws of the State of Texas. The Farris Trust is an irrevocable trust organized under the laws of the State of Texas. The Foundation is a 501(c)(3) private foundation with a principal business office located in Texas.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The source of funds for the purchases of the shares of Class A Common Stock set forth on Schedule I by Matthew D. Wilks was personal funds. Such shares were purchased in the open market by Matthew D. Wilks.

The shares of Class A Common Stock set forth on Schedule I shown as donated by THRC Holdings LP were donated to the Foundation. Dan Wilks and Staci Wilks, Dan Wilk's wife, are the trustees of the Foundation.

See Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
In aggregate, the Reporting Persons are the beneficial owners of 141,133,567 shares of Class A Common Stock, representing approximately 88.1% of the Issuer's outstanding shares of Class A Common Stock. This calculation is based on (i) 160,146,602 shares of Class A Common Stock outstanding as of November 1, 2024, as disclosed on the Issuer's Form 10-Q filed with the SEC on November 6, 2024 and (ii) 42,744 shares of Class A Common Stock issuable to THRC Holdings upon exercise of warrants to purchase shares of Class A Common Stock.

Dan Wilks, THRC Holdings, THRC Management may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but, except as set forth herein, Dan Wilks, THRC Holdings and THRC Management disclaims beneficial ownership of any Class A Common Stock owned by Matthew D. Wilks, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust

THRC Holdings and THRC Management may be deemed to beneficially own the Class A Common Stock held by the Foundation, but each of THRC Holdings and THRC Management disclaims beneficial ownership of any Class A Common Stock owned by the Foundation.

Matthew D. Wilks may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but Matthew D. Wilks disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons.

FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but, except as set forth herein, FARJO Holdings, FARJO Management, Farris Wilks, Jo Ann Wilks, and the Farris Trust disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons.

The Foundation may be deemed to beneficially own the Class A Common Stock held by the other Reporting Persons, but the Foundation disclaims beneficial ownership of any Class A Common Stock owned by the other Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares of Class A Common Stock to which each Reporting Person has sole or shared voting or dispositive power is set forth on such Reporting Person's cover page to this Amendment.
Transactions in the class effected during the past sixty days: Schedule I hereto sets forth all transactions in the Class A Common Stock within the past 60 days by any Reporting Person. The shares of Class A Common Stock set forth on Schedule I shown as donated by THRC Holdings LP were donated to the Foundation and the remaining transactions set forth on Schedule I were effected on the open market. Except for the transactions set forth on Schedule I, none of the Reporting Persons effected any transaction in the Class A Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
1 Joint Filing Agreement, by and among the Reporting Persons, dated as of December 31, 2024.
2 Power of Attorney (Dan Wilks), dated as of December 31, 2024.
3 Power of Attorney (Matthew D. Wilks), dated as of December 31, 2024.
4 Power of Attorney (Jo Ann Wilks), dated as of December 31, 2024.
5 Power of Attorney (Faris Wilks), dated as of December 31, 2024.
6 Power of Attorney (Farris and Jo Ann Wilks Family Trust), dated as of December 31, 2024.
7 Power of Attorney (THRC Holdings, LP), dated as of December 31, 2024.
8 Power of Attorney (THRC Management, LLC), dated as of December 31, 2024.
9 Power of Attorney (FARJO Holdings, LP), dated as of December 31, 2024.
10 Power of Attorney (FARJO Management, LLC), dated as of December 31, 2024.
11 Power of Attorney (Heavenly Father's Foundation), dated as of December 31, 2024.

## Signatures
- Matthew D. Wilks: *, Matthew D. Wilks (12/31/2024)
- Dan Wilks: *, Dan H. Wilks (12/31/2024)
- THRC Management, LLC: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
- THRC Holdings, LP: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
- Farris Wilks: *, Farris C. Wilks (12/31/2024)
- Jo Ann Wilks: *, Jo Ann Wilks (12/31/2024)
- Farris and Jo Ann Wilks 2022 Family Trust: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
- FARJO Holdings, LP: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
- FARJO Management, LLC: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
- Heavenly Father's Foundation: /s/ Robert Early, Robert Early/Attorney-in-Fact (12/31/2024)
Comment: By: /s/ Robert Early, Robert Early, as Attorney-in-Fact